AB 3/12

[redacted]

11019702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2011
WASH. D.C.
200

SEC FILE NUMBER
8-41437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,2010 (MM/DD/YY) AND ENDING DECEMBER 31,2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOWELL AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

LOWELL AND COMPANY, INC. 4021 84TH STREET, SUITE 100
(No. and Street)

LUBBOCK (City) TEXAS (State) 79423 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. WILLIAM LOWELL 806-747-2644
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 GREENWAY PLAZA, SUITE 1800 (Address) HOUSTON (City) TEXAS (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pls 4/7

OATH OR AFFIRMATION

I, MR. WILLIAM LOWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOWELL AND COMPANY, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA GAYLE JORDAN
Notary Public, State of Texas
My Commission Expires
January 09, 2014

Signature

President

Title

Linda Gayle Jordan

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOWELL AND COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

weaver

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Lowell and Company, Inc.
Lubbock, Texas

We have audited the accompanying statements of financial condition of Lowell and Company, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell and Company, Inc. as of December 31, 2010 and 2009, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 25, 2011

LOWELL AND COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 12,101	$ 13,631
Cash deposit with clearing broker	10,000	10,000
Accounts receivable, net of allowance for doubtful accounts of $0 and $7,000 at December 31, 2010 and 2009, respectively	82,521	137,230
Employee receivables	10,350	-
Property and equipment, net of accumulated depreciation of $50,984 and $42,080 at December 31, 2010 and 2009, respectively	17,067	25,596
Other assets	7,864	4,398
Total assets	$ 139,903	$ 190,855
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 32,563	$ 26,068
Accrued commissions	50,485	2,908
Note payable to stockholder	-	45,000
Capital lease obligation	3,813	6,509
Total liabilities	86,861	80,485
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, authorized 1,000,000 shares, issued 1,000 shares	1,000	1,000
Additional paid-in capital	85,630	40,630
Retained earnings (deficit)	(33,588)	68,740
Total stockholder's equity	53,042	110,370
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 139,903	$ 190,855

The Notes to Financial Statements are
an integral part of these statements.

LOWELL AND COMPANY, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUES		
Commission fees	$ 573,660	$ 453,851
Investment advisory fees	433,981	421,750
Interest income	5,296	4,543
Other income	294,069	7,031
Total revenues	1,307,006	887,175
OPERATING EXPENSES		
Brokerage and clearance expenses	72,755	37,665
Commissions, salaries, and payroll expenses	854,279	418,726
Communications and data processing	27,141	30,605
Interest expense	356	698
Occupancy, operating and overhead	234,427	203,710
Total operating expenses	1,188,958	691,404
NET INCOME	$ 118,048	$ 195,771

The Notes to Financial Statements are
an integral part of these statements.

LOWELL AND COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common stock	Additional paid in capital	Retained earnings (deficit)	Total stockholder's equity
BALANCE, December 31, 2008	$ 1,000	$ 40,630	$ 62,668	$ 104,298
Net income	-	-	195,771	195,771
Dividends paid	-	-	(189,699)	(189,699)
BALANCE, December 31, 2009	1,000	40,630	68,740	110,370
Net income	-	-	118,048	118,048
Contributions	-	45,000	-	45,000
Dividends paid	-	-	(220,376)	(220,376)
BALANCE, December 31, 2010	$ 1,000	$ 85,630	$ (33,588)	$ 53,042

The Notes to Financial Statements are
an integral part of these statements.

LOWELL AND COMPANY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 118,048	$ 195,771
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expense	8,904	7,826
Bad debt expense (recovery)	(7,000)	7,000
Change in accounts receivable	61,709	(71,098)
Change in related party receivable	(10,350)	-
Change in other assets	(3,466)	(4,048)
Change in accounts payable and accrued expenses	6,495	13,234
Change in commissions payable	47,577	1,236
Net cash provided by operating activities	221,917	149,921
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(375)	(17,208)
Net cash used in investing activities	(375)	(17,208)
CASH FLOW FROM FINANCING ACTIVITIES		
Payment on capital lease obligations	(2,696)	(3,268)
Proceeds from note payable - related party	-	45,000
Payment of dividends	(220,376)	(189,699)
Net cash used in financing activities	(223,072)	(147,967)
Decrease in cash and cash equivalents	(1,530)	(15,254)
CASH AND CASH EQUIVALENTS, beginning of year	13,631	28,885
CASH AND CASH EQUIVALENTS, end of year	$ 12,101	$ 13,631
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid in cash	$ 396	$ 698
State income taxes paid	$ -	$ 4,161
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES		
Contribution from stockholder from forgiveness of note payable	$45,000	$ -

The Notes to Financial Statements are an integral part of these statements.

LOWELL AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Lowell and Company, Inc. (the Company) was organized as a Texas Corporation on April 18, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and various states and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company also operates as Lowell Asset Management and provides asset management services to institutional and individual clients.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies that are in conformity with accounting principles generally accepted in the United States of America which are followed consistently by the Company in the preparation of its financial statements.

Revenues

Revenues from securities transactions are recognized as commission fees and are recorded on a trade-date basis. The Company also receives investment advisory fees as compensation for managing its clients' accounts. The annual fees are payable monthly or quarterly in advance and are computed based upon the market value of the assets under management for each account.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $10,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Receivable from or Payable to Clearing Broker

Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis. At December 31, 2010 and 2009, there was no receivable or payable to clearing broker.

Property and equipment

Property and equipment consist of office equipment, furniture and fixtures, and leasehold improvements and are stated at cost less accumulated depreciation. Depreciation for financial reporting purposes is computed on the straight-line method over the estimated useful life of the related asset. Leasehold improvements are amortized over the life of the lease. Office equipment and furniture and fixtures are depreciated over an estimated useful life of three to seven years. Maintenance and repair costs are charged to expense as incurred. Gains and losses on disposed assets are reflected in current operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard. As of December 31, 2010 and 2009, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the years ended December 31, 2010 and 2009, the Company had no interest and penalties on state income taxes. The Company has recorded a provision for estimated Texas margin tax totaling $4,000 for the year ended December 31, 2010 which is included in accounts payable and accrued expenses on the accompanying statements of financial condition.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital is 4.92 to 1 and the net capital of $17,611 exceeds the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2010 and 2009, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. NOTE PAYABLE TO STOCKHOLDER

The Company has a note payable totaling $45,000 at December 31, 2009, due to the stockholder. The note payable corresponds to a loan the stockholder has through a financial institution which matured on May 2, 2010. During 2010 the stockholder converted the note payable to a capital contribution.

In December of 2010, the Stockholder entered into a new note agreement which allowed for advances of up to $50,000. As of December 31, 2010 no advances on the note were taken. Interest accrues on advances at 6% and matures on December 15, 2011.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2010, the Company had no major customers. As of December 31, 2009 the Company had one customer whose outstanding balance was 47% of the total accounts receivable balance.

LOWELL AND COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2010	2009
Leasehold improvements	$ 6,324	$ 6,324
Furniture and fixtures	18,603	18,228
Office equipment	43,124	43,124
	68,051	67,676
Less accumulated depreciation	50,984	42,080
Net property and equipment	$ 17,067	$ 25,596

Depreciation and amortization expense totaled $8,904 and $7,826, for the years ended December 31, 2010 and 2009, respectively.

NOTE 8. COMMITMENTS

Operating Leases

The Company leases office space in Lubbock under agreement classified as an operating lease. At December 31, 2010; future minimum lease payments under the lease were $8,846 for the year ending December 31, 2011.

Rent expense totaled $52,858 and $44,950 for the years ended December 31, 2010 and 2009, respectively.

Capital Leases

Certain equipment has been leased under terms which constitute a capital lease. The asset is amortized over the same period as similar assets and interest expense is recorded based on the outstanding lease obligation. The amount capitalized under the lease agreement is as follows as of December 31, 2010:

Office equipment	$ 14,707
Less accumulated depreciation	11,030
Equipment under capital leases, net	$ 3,677

NOTE 8. COMMITMENTS – CONTINUED

Capital Leases – Continued

Future minimum lease payments for equipment under capital lease as of December 31, 2010 are as follows:

Year ending December 31,		
2011	$	2,977
2012		993
Total minimum lease payments		3,970
Less amount representing interest		157
Present value of minimum lease payments	$	3,813

Litigation

The Company is subject to various claims arising in the normal course of business. Management believes any such claims will not have a material adverse impact on the Company's financial position or result of operations.

NOTE 9. EXEMPTION FROM RULE 15c3-3

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such clearing broker-dealer.

During the years ended December 31, 2010 and 2009, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

NOTE 10. SUBSEQUENT EVENTS

During January and February 2011, the Company has paid dividends totaling $22,000.

On January 3, 2011 the Company received a loan advance on the note held by a stockholder in the amount of $10,000

In February 2011, the Company entered into a new lease agreement for their current facility. The lease commences March 1, 2011 and expires on February 29, 2016 with total future minimum lease payments of $290,538.

The Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

LOWELL AND COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2010

NET CAPITAL		
Stockholder's equity, as reported on statement of financial condition		$ 53,042
Less nonallowable assets:		
Petty cash		100
Property and equipment		17,067
Other assets		7,864
Related party receivables		10,350
Net capital	(1)	$ 17,661
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from the statement of financial condition		86,861
Aggregate indebtedness	(1)	$ 86,861
Net capital requirements		$ 5,000
Excess net capital		$ 12,661
Ratio of aggregate indebtedness to net capital	(1)	4.92 to 1

(1) See the reconciliation of these amounts to the 2010 fourth quarter FOCUS

See Independent Auditor's Report

LOWELL AND COMPANY, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 – CONTINUED
DECEMBER 31, 2010

(1) Aggregate indebtedness and the ratio of aggregate indebtedness to net capital does not agree with the respective amounts per the 2010 fourth quarter FOCUS Report filed on January 26, 2011 (FOCUS) due to the following:

Net capital per the FOCUS	$	36,324
AUDIT ADJUSTMENTS		
Accumulated depreciation		(8,904)
Other assets		(4,434)
Accrued payroll expense		(8,313)
TOTAL AUDIT ADJUSTMENTS		(21,651)
ADJUSTMENTS TO NONALLOWABLE ASSETS		
Audit adjustments to nonallowable assets		13,338
Related party receivable included in allowable assets in FOCUS		(10,350)
TOTAL ADJUSTMENTS TO NONALLOWABLE ASSETS		2,988
Net capital from page 13 of auditor's Financial Report	$	17,661
Aggregate indebtedness per the FOCUS	$	45,697
Add back client exclusions from aggregate indebtedness		11,551
AUDIT ADJUSTMENT		
Accrued payroll expense		8,313
Held checks		14,800
Payroll advance		6,500
Aggregate indebtedness from page 12 of auditor's Financial Report	$	86,861
Ratio of aggregate indebtedness to net capital:		
FOCUS		1.26 to 1
Page 13 of auditor's financial report		4.92 to 1

See Independent Auditor's Report

weaver

AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Lowell and Company, Inc.

In planning and performing our audit of the financial statements of Lowell Company, Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787 F: (713) 850 1673

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 25, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 25, 2011

weaver

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Lowell and Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Lowell and Company, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7 with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the total revenues reported in Form SIPC-7 for the year ended December 31, 2010, without exception.

3. Agreed the detailed schedules supporting commissions on transactions in exchange listed equity securities executed on an exchange and the detail schedules supporting revenue from sale the of investment company shares to amounts reported on Form SIPC-7 without exception.

4. Footed the Form SIPC-7 and the related schedules and working papers without exception.

5. Noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 25, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the Fiscal year ended December 31, 2010

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7
(33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Lowell and Company, Inc.
4021 84th Street, Suite 100
Lubbock, TX. 79423

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Teri McNeely 806-747-2644

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 3,084
B. Less payment made with SIPC-6 filed (exclude interest) 8/11/10 Date Paid	1,860
C. Less prior overpayment applied	
D. Assessment balance due or (overpayment)	1,224
E. Interest computed on late payment (see instruction E) for days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 1,224

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,224

H. Overpayment carried forward ________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lowell and Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the ______ day of ____________, 20_____ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period beginning January 1, 2010 and ending Dec 31, 2010 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,307,006
2b, Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,		
(2) Net loss from principal transactions in securities in trading accounts,		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities,		
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,		
(7) Net loss from securities in investment accounts,		
Total additions		$ 1,307,006
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,		$ 55,771
(2) Revenues from commodity transactions,		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,		
(4) Reimbursements for postage in connection with proxy solicitation,		
(5) Net gain from securities in investment accounts,		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,		
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),		
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 17,452	
Enter the greater of line (i) or (ii)		$ 17,452
Total deductions		$ 73,223
2d, SIPC Net Operating Revenues		$ 1,233,783
2e, General Assessment @ .0025		$ 3,084 (to page 1 but not less than $150 minimum)